UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
________________________

FREMONT MICHIGAN INSURACORP, INC.
(Name of Subject Company)
________________________

BIGLARI HOLDINGS INC.
(Names of Filing Persons—Offeror)
____________________________________

CLASS A COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)
_________________________

357365105
(CUSIP Number of Class of Securities)
________________________

 Sardar Biglari
Biglari Holdings Inc.
175 East Houston Street, Suite 1300
San Antonio, Texas 78205
(210) 344-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Steven Wolosky
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

Transaction Valuation	Amount of Filing Fee

Not Applicable	Not Applicable

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

  ☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒    third-party tender offer subject to Rule 14d-1.
☐    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates to a press release issued by Biglari Holdings Inc. (“Biglari Holdings”) on December 30, 2010, which may be deemed to constitute a preliminary communication made before the commencement of a tender offer for the outstanding shares of Class A Common Stock, no par value, of Fremont Michigan InsuraCorp, Inc. (“Fremont”).  No tender offer has been commenced and there can be no assurance that any tender offer will be commenced or any of the terms or conditions thereof.

The press release is for informational purposes only. It is not an offer to buy or the solicitation of an offer to sell any shares. Any solicitation/offer will be made pursuant only to an offer to purchase with related materials filed with the Securities and Exchange Commission (the “SEC”).  Stockholders should read these materials carefully because they will contain important information. Any such material, at no charge, will be available from Biglari Holdings or on the SEC’s website: www.sec.gov.

Exhibit Index

Exhibit	Description
99.1	Press Release dated December 30, 2010